Exhibit 12.1

Marathon Petroleum Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS – Unaudited

(In millions)

	Three Months Ended	For the Years Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009
Portion of rentals representing interest	$19	$71	$46	$41	$45	$41
Capitalized interest	6	28	101	112	83	78
Other interest and fixed charges	43	167	90	60	1	1

Total fixed charges (A)	$68	$266	$237	$213	$129	$120

Earnings-pretax income with applicable adjustments (B)	$396	$3,518	$5,423	$3,848	$1,063	$748

Ratio of (B) to (A)	5.8	13.2	22.9	18.1	8.2	6.2